Exhibit 99.1

NewsRelease

TransCanada to Issue Fourth Quarter 2016 Financial Results and
Provide an Update on its Business Outlook on February 16

CALGARY, Alberta - February 3, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast at 1 p.m. (MT) / 3 p.m. (ET) on Thursday, February 16, 2017 to discuss its fourth quarter 2016 financial results as well as provide an update on its business and financial outlook.

Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss TransCanada’s financial results and company developments.

Members of the investment community and other interested parties are invited to participate by calling 800.377.0758 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on February 23, 2017. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 9119753.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522